UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Id. (CNPJ): 04.032.433/0001-80

Company Registry No. (NIRE): 33300275410

Publicly Held Company

MATERIAL FACT

In compliance with CVM Rule 358 of January 3, 2002, CONTAX PARTICIPAÇÕES S.A., a publicly held company with head office at Rua do Passeio, nº 56, 16º andar, in the city and state of Rio de Janeiro, inscribed in the corporate taxpayers register (CNPJ/MF) under no. 04.032.433/0001-80 (“Company”), hereby announces to its shareholders and the market in general that at a meeting held on this date, the Company’s Board of Directors approved the acquisition by its subsidiary, Contax S.A., of all of the shares of the company Ability Comunicação Integrada Ltda. (“Ability”) for a price that could reach a total of R$ 82,474,000.00 (eighty-two million, four hundred seventy-four thousand reais), depending on the delivery of growth and profitability. Said transaction is subject to specific conditions.

Ability is one of Brazil’s largest and best known companies in the Trade Marketing segment, which involves the promotion and sale of products and services at points of sale, posting revenues of R$ 104 million and EBITDA of R$ 10 million in the year ended on December 31, 2009.

With this acquisition, Contax expands its service offering to include specialized point-of-sale services, while taking another important step in its strategy of becoming the only corporate services company specializing in the entire relationship chain between companies and their customers through multiple contact channels.

Since its considered a material investment, according to Article 256, Clause 1 of the Federal Law 6,404/76, an Extraordinary Shareholders’ Meeting will be called for this purpose.

Rio de Janeiro, August 31, 2010.

Michel Neves Sarkis

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 1, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.